Form 62-103F1
Required Disclosure under the Early Warning Requirements
State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.
Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.
Common shares (“Common Shares”) and Common Share purchase warrants in the capital of New Pacific Metals Corp. (the “Corporation”).
New Pacific Metals Corp.
Suite 1378 - 200 Granville Street
Vancouver, BC V6C 1S4

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.
The transaction was completed as an issuance from the Corporation’s treasury and did not take place on a stock exchange or other market that represents a published market for securities.
Item 2 – Identity of the acquirer

2.1	State the name and address of the acquirer.
Pan American Silver Corp.
Suite 1500 – 625 Howe Street
Vancouver, BC V6C 2T6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.
On November 24, 2017, Pan American Silver Corp. (“Pan American”) acquired ownership of 16,000,000 units of the Corporation (the “Units”) at a price of $1.42 per Unit, for gross proceeds to the Corporation of $22,720,000, pursuant to a subscription agreement between Pan American and the Corporation dated November 24, 2017 (the “Private Placement”). Each Unit is comprised of one Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share for a period of 18 months at an exercise price of $2.10 per share.

2.3	State the names of any joint actors.
Not applicable.
Item 3 – Interest in Securities of the Reporting Issuer

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquirer’s securityholding percentage in the class of securities.

Immediately following completion of the Private Placement, Pan American directly owns 16,000,000 Common Shares and 8,000,000 Common Share purchase warrants, representing 12.1% of the total number of the issued and outstanding Common Shares on a non-diluted basis, and approximately 16.44% of the issued and outstanding Common Shares on a fully-diluted basis assuming the exercise of the Common Share purchase warrants held by Pan American. Prior to completion of the Private Placement, Pan American did not own any securities of the Corporation.

3.2	State whether the acquirer acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.
Pan American acquired ownership of and control over 16,000,000 Common Shares and 8,000,000 Common Share purchase warrants.

3.3	If the transaction involved a securities lending arrangement, state that fact.
Not applicable.

3.4
State the designation and number or principal amount of securities and the acquirer’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately following completion of the Private Placement, Pan American directly owns 16,000,000 Common Shares and 8,000,000 Common Share purchase warrants, representing 12.1% of the total number of the issued and outstanding Common Shares on a non-diluted basis, and approximately 16.44% of the issued and outstanding Common Shares on a fully-diluted basis assuming the exercise of the Common Share purchase warrants held by Pan American. Prior to completion of the Private Placement, Pan American did not own any securities of the Corporation.

3.5	State the designation and number or principal amount of securities and the acquirer’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquirer, either alone or together with any joint actors, has ownership and control,
Pan American acquired ownership of and control over 16,000,000 Common Shares and 8,000,000 Common Share purchase warrants, representing 12.1% of the total number of the issued and outstanding Common Shares on a non-diluted basis, and approximately 16.44% of the issued and outstanding Common Shares on a fully-diluted basis assuming the exercise of the Common Share purchase warrants held by Pan American.

(b)	the acquirer, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquirer or any joint actor, and
Not applicable.

(c)	the acquirer, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
Not applicable.

3.6
If the acquirer or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquirer’s securityholdings.

Not applicable.

3.7
If the acquirer or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.
State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.
Not applicable.

3.8
If the acquirer or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquirer’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.
Not applicable.
Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.
Pan American acquired ownership of 16,000,000 Units at a price of $1.42 per Unit for gross proceeds to the Corporation of $22,720,000.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquirer.

See 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.
See 4.1 above.
Item 5 – Purpose of the Transaction
State the purpose or purposes of the acquirer and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquirer and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.
Pan American’s acquisition of the Units was made for investment purposes. Pan American may, in the future, acquire ownership and control over additional securities of the Corporation for investment purposes.
Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer
Describe the material terms of any agreements, arrangements, commitments or understandings between the acquirer and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Pursuant to the terms of the Subscription Agreement, depending on Pan American’s shareholdings of the Corporation, (i) Pan American is entitled to appoint one nominee for election to the board of directors of the Corporation; (ii) the Corporation will not allot or issue any Common Shares or other equity securities (collectively, “Securities”) for the purpose of raising capital (an “Equity Financing”), unless such Securities are first offered for allotment and issuance on the same terms and conditions to Pan American in sufficient numbers so as to permit Pan American to maintain immediately following the closing of the Equity Financing, its pro rata shareholding in the issued and outstanding Common Shares (calculated on a fully-diluted basis) as at the time immediately prior to the closing of the Equity Financing; and (iii) Pan American will vote in accordance with recommendations made by management or board of directors of the Corporation at meetings of the Corporation’s shareholders.
Item 7 – Change in Material Fact
If applicable, describe any change in a material fact set out in a previous report filed by the acquirer under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.
Item 8 – Exemption
If the acquirer relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.
Not applicable.
Item 9 – Certification
I, as the acquirer, certify, or I, as the agent filing this report on behalf of an acquirer, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

November 27, 2017
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Date
/s/ Delaney Fisher
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Signature
Delaney Fisher, VP Legal Affairs & Corporate Secretary
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Name/Title